Exhibit k.4

CONTRIBUTION AND EXCHANGE AGREEMENT

DATED AS OF OCTOBER 17, 2006

AMONG

GSC INVESTMENT LLC,

GSC CDO III L.L.C.,

GSCP (NJ), L.P.,

AND

THE OTHER INVESTORS PARTY HERETO

i

Section 5.03.	Successors and Assigns	8
Section 5.04.	Entire Agreement	8
Section 5.05.	Notices	8
Section 5.06.	Separability	9
Section 5.07.	Counterparts; Effectiveness	9
Section 5.08.	No Third Party Beneficiaries	9
Section 5.09.	Arbitration	9

Schedule I	Investors

ii

CONTRIBUTION AND EXCHANGE AGREEMENT

     This CONTRIBUTION AND EXCHANGE AGREEMENT (the “Agreement”) dated as of October 17, 2006 by and among GSC Investments LLC, a Maryland limited liability company (“Newco”), GSC CDO III, L.L.C., a Delaware limited liability company (the “Class A Investor”) and the persons listed on Schedule I attached hereto (collectively, the “Class B Investors,” together with the Class A Investor, the “Investors”) and GSCP (NJ), L.P., a Delaware limited partnership (the “Manager”).

     WHEREAS the Class A Investor is the general partner of GSC Partners CDO GP III, L.P., a Cayman Islands exempted limited partnership ( “CDO III GP”), which itself is the general partner of GSC Partners CDO Investors III, L.P., a Cayman Island exempted limited partnership (“CDO III LP”);

     WHEREAS, CDO III LP owns all of the outstanding Subordinated Notes of GSC Partners CDO Fund III, Limited, a Cayman Islands company (“CDO Fund III”), which Subordinated Notes entitle the holders thereof to receive all of the cash distributions from CDO Fund III after the repayment of the Senior Notes of CDO Fund III;

     WHEREAS, CDO III GP’s general partner interest in CDO III LP entitles it to, among other things, a right to the 20% carried interest distributions (as described in Section 6.3(e)(ii) of the Amended and Restated Limited Partnership Agreement of CDO III LP, dated August 27, 2001, as amended from time to time) (the “Carry Amounts”);

     WHEREAS, the Class A Investor’s general partner interest in CDO III GP (the “GP Interest”) entitles it to, among other things, 75% of all Carry Amounts (as set forth in the Amended and Restated Limited Partnership Agreement of CDO III GP, dated as of October 16, 2001 (the “CDO III GP Partnership Agreement”) and represents an indirect $5 million capital interest in the equity return of CDO III Fund;

     WHEREAS, the Class B Investors are limited partners of CDO III GP, whose limited partnership interests (the “LP Interests”, and together with the GP Interest, the “Interests”)) in CDO III GP entitle them, in the aggregate, to, among other things, their aggregate pro rata share of the limited partners’ 25% share of the Carry Amounts, or approximately 2.07% of all Carry Amounts, and represent, in the aggregate, an indirect $1.24 million capital interest in the equity return of CDO III Fund (as set forth on Schedule I hereto);

     WHEREAS, the Manager serves as the collateral manager (“Collateral Manager”) of CDO Fund III pursuant to the Collateral Management Agreement by and between CDO Fund III and the Manager (in its role as Collateral Manager), dated as of November 5, 2001 (the “Collateral Management Agreement”);

     WHEREAS, the Class A Investor desires to contribute its GP Interest to Newco in exchange for common shares of Newco (the “Common Shares”);

     WHEREAS, the Class B Investors desire to contribute their LP Interests to Newco in exchange for Common Shares;

     WHEREAS, the Manager desires to assign its role as Collateral Manager to Newco in exchange for Common Shares (and, together with the Interests, the “Contributed Assets”); and

     WHEREAS, immediately following the Closing, Newco intends to merge with and into a Maryland corporation and intends to sell its common stock (the “Common Stock”) pursuant to an initial public offering of its common stock (the “Offering”); and

     NOW, THEREFORE, in consideration of the covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby mutually acknowledged, the parties hereby agree as follows:

ARTICLE 1
CONTRIBUTION AND EXCHANGE; CLOSING

     Section 1.01. Contribution and Exchange. (a) Upon the terms and subject to the conditions set forth in Section 1.02 below, (i) the Class A Investor hereby agrees to transfer and contribute to Newco, free and clear of any liens or other encumbrances, the GP Interest and (ii) the Class B Investors hereby agree to, severally and not jointly, transfer and contribute to Newco, free and clear of any liens or other encumbrances, the LP Interests as set forth next to its name on Schedule I, in each case in exchange for the number of Common Shares equal to the fair value of such interest divided by the price per share of Common Stock that is the mid-point of the range of the public offering price per share of Common Stock as indicated in the preliminary prospectus relating to the Offering; provided that an adjustment will be made after the Closing to increase or decrease the number of Common Shares received (or in the number of Shares of Common Stock to be issued in the merger described in Section 1.04) if the actual public offering price per share of Common Stock is lower or higher, respectively, from such price. The fair value of the Interests shall be calculated by reference to the net liquidation value of the collateral held in CDO Fund III and the amounts that would be available for distribution to the Investors upon completion of the liquidation of CDO Fund III, including any Carry Amounts payable to the

Investors; provided that the parties agree that the net liquidation value of such collateral shall be calculated three business days prior to the Closing by a majority of Newco’s independent directors in good faith by determining the aggregate fair market value of the assets in CDO Fund III as of such date, less (i) the debt issued by CDO Fund III and (ii) the estimated expenses associated with the liquidation of CDO Fund III.

     (b) Upon the terms and subject to the conditions set forth in Section 1.02 below, the Manager hereby agrees to assign to Newco its rights and obligations as Collateral Manager of CDO Fund III in exchange for the number of Common Shares equal to the aggregate value of the fees that accrue and would be payable under the Collateral Management Agreement after December 22, 2006 through the date of the maturity of CDO Fund III’s credit facility, the proceeds of which will be used by CDO Fund III to refinance the outstanding debt of CDO Fund III (the “CDO Fund III Credit Facility”) divided by mid-point of the range of the public offering price per share of Common Stock as indicated in the preliminary prospectus relating to the Offering, subject to the same adjustment described in Section 1.01(a) .

     Section 1.02. Closing of the Contribution and Exchange. The closing (the “Closing”) of the contribution and exchange contemplated by Section 1.01 shall take place at a time and place to be determined by Newco when each of the following conditions shall have been satisfied:

     (a) the representations and warranties of each party contained in this Agreement shall be true in all material respects at and as of the date of the Closing;

     (b) no provision of any applicable law, rule or regulation and no judgment, injunction, order or decree by any governmental entity of competent jurisdiction shall prohibit the consummation of the Closing;

     (c) all material actions by or in respect of, or filings with, any governmental body, agency, official or authority required to permit the consummation of the Closing shall have been taken, made or obtained;

     (d) all required consents shall have been obtained;

     (e) each Class B Investor shall have delivered, or cause to be delivered, to Newco an IRS Form W-9; and

     (f) CDO Fund III shall have an executed commitment letter for the CDO Fund III Credit Facility.

     Section 1.03 . Delivery of Share Certificates. At or promptly after the closing, Newco shall deliver to the Manager and each Investor a single certificate evidencing the Shares received by the Manager or such Investor in exchange for its respective Contributed Asset.

     Section 1.04. Acknowledgement Regarding Restructuring. The Manager and each Investor acknowledges receipt of information regarding the expected merger of Newco with an into a Maryland corporation immediately following the Closing. The Manager and each Investor further acknowledges that upon completion of the merger, the Common Shares issued hereunder will be automatically exchanged for shares, on a one-for-one basis, of the Maryland corporation. The Manager and each Investor hereby consents to such merger and the exchange of its Common Shares into such shares.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES OF THE MANAGER AND THE INVESTORS

     The Manager and each Investor, severally as to itself or himself only and not jointly as to the Manager or any other Investors, represents and warrants to Newco as of the date hereof and as of the Closing as follows:

     Section 2.01 . Authorization. The execution, delivery and performance of this Agreement by the Manager and such Investor have been duly and validly authorized and are within the corporate, partnership or other powers of the Manager or such Investor. This Agreement constitutes a valid and binding agreement of the Manager or such Investor, each enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement or creditors’ rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

     Section 2.02 . Governmental Authorization. The execution, delivery and performance by the Manager and such Investor of this Agreement and the consummation of the transactions contemplated hereby require no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official, except such as have been obtained.

     Section 2.03. Non-Contravention. (a) The execution, delivery and performance by the Manager and such Investor of this Agreement does not and will not contravene or constitute a default under, or violation of, any provision of applicable law or regulation, or any agreement, judgment, injunction, order, decree or other instrument binding upon the Manager or such Investor or any of the assets of the Manager or such Investor, or result in the creation or imposition of any lien on the Contributed Asset or the Shares received hereunder.

     (b) The execution, delivery and performance by the Manager or such Investor, if not an individual, of this Agreement does not and will not contravene or constitute a default under or violation of the certificate of incorporation, bylaws, partnership agreement or other organizational documents or bylaws of the Manager or such Investor.

     Section 2.04 . Ownership of Interests by the Investors. (a) The Class A Investor is the record and beneficial owner of the GP Interest transferred by such Investor to Newco hereunder, free and clear of any liens and other encumbrances, limitations or restrictions (including any restriction on the right to vote, sell, transfer or otherwise dispose of such interest, except as set forth in the CDO III GP Partnership Agreement.

     (b) Each Class B Investor is the record and beneficial owner of the interests transferred by such Investor to Newco hereunder, free and clear of any liens and other encumbrances, limitations or restrictions (including any restriction on the right to vote, sell, transfer or otherwise dispose of such interests, except as set forth in the CDO III GP Partnership Agreement).

     (c) The descriptions of the Subordinated Notes, the Interests and the other matters in the Recitals to this Agreement are complete and correct in all material respects.

     Section 2.05 . Purchase for Investment. The Manager or such Investor is acquiring the relevant Shares for investment for its or his own account and not with a view to, or for sale in connection with, any distribution thereof. The Manager or such Investor has not undertaken any agreement, understanding or arrangement to transfer any of the Shares.

     Section 2.06 . Private Placement. (a) The Manager or such Investor understands that the offering and issuance of the Shares hereunder is intended to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).

     (b) The Manager or such Investor’s financial situation is such that the Manager or such Investor can afford to bear the economic risk of holding the Shares acquired hereunder for an indefinite period of time, and the Manager or such Investor can afford to suffer the complete loss of the investment in the Shares.

     (c) The Manager or such Investor’s knowledge and experience in financial and business matters are such that the Manager or such Investor is capable of evaluating the merits and risks of the investment in the Shares, or the Manager or such Investor has been advised by a representative possessing such knowledge and experience.

     (d) The Manager or such Investor understands that the Shares received hereunder are a speculative investment which involves a high degree of risk of loss of the entire investment therein, that there are substantial restrictions on the transferability of the Shares as set forth in Amended and Restated Operating Agreement of Newco, dated October 13, 2006, and that for an indefinite period following the date hereof there will be no public market for the Shares and that, accordingly, it may not be possible for the Manager or such Investor to sell the Shares in case of emergency or otherwise.

     (e) The Manager or such Investor and its or his respective representatives, including, to the extent the Manager or such Investor deems appropriate, its or his professional, financial, tax and other advisors, have reviewed all documents provided to them in connection with the Shares, and the Manager or such Investor understands and is aware of the risks related to the Shares.

     (f) The Manager or such Investor and its or his representatives have been given the opportunity to examine all documents and to ask questions of, and to receive answers from, Newco and its representatives concerning the terms and conditions of the acquisition of the Shares and related matters and to obtain all additional information which the Manager or such Investor or its or his representatives deem necessary.

     (g) All information which the Manager or such Investor has provided to Newco and its representatives concerning the Manager or such Investor and their respective financial position is true, complete and correct.

     (h) The Manager or such Investor is an “accredited investor” as such term is defined in Regulation D under the Securities Act.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF NEWCO

     Newco represents and warrants to the Manager and each Investor as of the date hereof and as of the Closing that:

     Section 3.01. Limited Liability Company Existence and Power. Newco is a limited liability company, duly incorporated, validly existing and in good standing under the laws of the State of Maryland and has all limited liability company powers to own its properties and conduct its business.

     Section 3.02. Governmental Authorization. The execution, delivery and performance by Newco of this Agreement and the consummation of the transactions contemplated hereby and thereby require no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official except such as have been obtained.

     Section 3.03 . Authorization and Execution. The execution, delivery and performance by Newco of this Agreement has been duly and validly authorized and is within the limited liability company powers of Newco. This Agreement constitutes a valid and binding agreement of Newco, enforceable against Newco in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement or creditors’ rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

     Section 3.04 . Capitalization. As of the date of the Closing, all issued and outstanding Shares shall be duly authorized and validly issued, fully paid and nonassessable and issued in compliance with all applicable laws.

     Section 3.05 . Non-Contravention. The execution, delivery and performance by Newco of this Agreement does not and will not contravene or constitute a default under or violation of (i) any provision of applicable law or regulation the violation of which could reasonably be expected to have a material adverse effect on the business, operations, property or condition (financial or otherwise) of Newco, (ii) its certificate of incorporation or bylaws, or (iii) any agreement, judgment, injunction, order, decree or other instrument binding upon it or any of its assets, the violation of which could reasonably be expected to have a material adverse effect on the business, operations, property or condition (financial or otherwise) of Newco.

ARTICLE 4
TAX MATTERS

     Section 4.01. Tax Treatment. These transactions are intended by the parties hereto to be a Section 721 Transaction and each party agrees that it will not take any action inconsistent with such tax treatment or any action that would cause the contemplated transfers to fail to qualify as a Section 721 Transaction.

     Section 4.02 . Transfer Taxes. Newco shall be liable for and shall pay all transfer taxes resulting from, arising out of or based on the transactions contemplated by this Agreement.

     Section 4.03. Tax Classification. (a) Each of CDO III GP and CDO III LP is a Cayman Islands exempted limited partnership and neither has filed any elections regarding its classification for U.S. federal income tax purposes.

     (b) CDO Fund III is a Cayman Islands exempted limited company and has not filed any elections regarding its classification for U.S. federal income tax purposes.

ARTICLE 5
MISCELLANEOUS

     Section 5.01. Waivers and Amendments. This Agreement may not be amended, supplemented, waived, discharged or terminated except in a writing signed by each party hereto.

     Section 5.02 . Governing Law. This Agreement is made and shall be governed by and construed in all respects in accordance with the laws of the State of New York, without regard to the principles of conflicts of laws thereof.

     Section 5.03 . Successors and Assigns. The provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, transferees, heirs, executors and administrators of the parties hereto.

     Section 5.04 . Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties with regard to the subject matter hereof.

     Section 5.05 . Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed duly given if (a) delivered personally, (b) mailed, certified or registered mail with postage prepaid, (c) sent by next-day or overnight mail or delivery or (d) sent by telecopy or telegram, and in each case, addressed to such party at the address set forth below:

     If to GSC Investment LLC:

GSC Investment LLC
12 E. 49th Street, Suite 3200
New York, NY 10017

     If to GSC CDO III, L.L.C.:

GSC CDO III, L.L.C.
c/o GSC Group
12 E. 49th Street, Suite 3200
New York, NY 10017

     If to GSCP (NJ), L.P.:

GSCP (NJ), L.P.
500 Campus Drive, Suite 220
Florham Park, NJ 07932

     If to the Class B Investors:

c/o GSC Group
12 E. 49th Street, Suite 3200
New York, NY 10017

     Section 5.06 . Separability. In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.

     Section 5.07 . Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. This Agreement shall become effective when Newco shall have received a counterpart hereof signed by each party hereto. Until and unless Newco has received a counterpart hereof signed by each party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

     Section 5.08 . No Third Party Beneficiaries. Nothing in this Agreement shall be construed to confer any rights on any person other than the parties to this Agreement.

     Section 5.09 . Arbitration. Each party hereto agrees to submit any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, or the breach, termination or validity thereof, to binding arbitration in New York, New York in accordance with the commercial rules then outstanding of the American Arbitration Association, and judgment upon the award rendered may be entered in any court having jurisdiction thereof.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

GSC INVESTMENT LLC

By:	/s/ Richard T. Allorto

	Name:	Richard T. Allorto
	Title:	Chief Financial Officer

GSC CDO III L.L.C.

By:	GSCP (NJ) Holdings, L.P. as its sole member
By:	GSCP (NJ), Inc., as its General Partner

By:	/s/ David L. Goret

	Name:	David L. Goret
	Title:	Managing Director and Secretary

GSCP (NJ), L.P.

By:	GSCP (NJ), Inc., as its General Partner

By:	/s/ David L. Goret

	Name:	David L. Goret
	Title:	Managing Director and Secretary

/s/ Thomas J. Libassi

Thomas J. Libassi

/s/ Richard M. Hayden

Richard M. Hayden

/s/ Thomas V. Inglesby

Thomas V. Inglesby

/s/ Robert A. Hamwee

Robert A. Hamwee

/s/ Keith W. Abell

Keith W. Abell

HANNA FRANK INVESTMENTS LLC

By:	/s/ Peter Frank

	Name:	Peter Frank
	Title:	Managing Member

GREENWICH STREET CAPITAL PARTNERS II, L.P.

By:	Greenwich Street Investments II, L.L.C., as its General Partner

By:	/s/ Thomas V. Inglesby

	Name:	Thomas V. Inglesby
	Title:	Managing Member

SCHEDULE I

Name	Commitment	% of Carry Amounts
Thomas J. Libassi	$50,000.083
Richard M. Hayden	$200,000.333
Thomas V. Inglesby	$200,000.333
Robert A. Hamwee	$100,000.167
Keith W. Abell	$100,000.167
Hanna Frank Investments LLC	$90,000.150
Greenwich Street Capital Partners II, L.P.	$500,000.833